SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

VOTORANTIM PULP and PAPER INC.
(Translation of registrant's name into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim Financial
Information for the Three and Nine-month
Periods Ended September 30, 2005 and 2004
and Report of Independent Registered
Public Accounting Firm

Report of Independent Registered
Public Accounting Firm

To the Board of Directors and Shareholders
Votorantim Celulose e Papel S.A.

1
We have reviewed the accompanying condensed consolidated balance sheet of Votorantim Celulose e Papel S.A. and its subsidiaries (the "Company") as of September 30, 2005, and the related condensed consolidated statements of income and of cash flows for each of the three-month and nine-month periods ended September 30, 2005 and September 30, 2004. This interim financial information is the responsibility of the Company's management.

2
We were furnished with the report of other accountants on their review of the interim financial information of Aracruz Celulose S.A., an affiliate, the investment in which totaled US$ 253 million as of September 30, 2005 and for which the equity in earnings, included in net income, totaled US$ 9 million and US$ 25 million for the three-month and nine-month periods then ended.

3
We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

4
Based on our review, and the reports of the other accountants, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial information for it to be in conformity with accounting principles generally accepted in the United States of America.

5
We previously audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2004, and the related consolidated statement of income, and of cash flows for the year then ended (not presented herein), and in our report dated January 18, 2005 we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2004, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

São Paulo, October 17, 2005

PricewaterhouseCoopers
Auditores Independentes

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim Balance Sheets
In millions of U.S. dollars, except number of shares

	September	December
Assets	30, 2005	31, 2004

	(Unaudited)

Current assets
Cash and cash equivalents	274	151
Held-to-maturity securities		69
Available for sale securities	420
Trade accounts receivable, net	201	175
Inventories	174	130
Recoverable taxes	74	49
Deferred income tax	24
Other	20	13

	1,187	587

Investment in affiliates and goodwill	600	249
Property, plant and equipment, net	1,792	1,443

	2,392	1,692

Other assets
Held-to-maturity investments		209
Unrealized gains from cross currency interest rate swaps		47
Recoverable taxes	38	32
Deferred income tax	39	43
Related party	9
Other	41	34

	127	365

Total assets	3,706	2,644

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim Balance Sheets
In millions of U.S. dollars, except number of shares	(continued)

	September	December
Liabilities and shareholders' equity	30, 2005	31, 2004

	(Unaudited)

Current liabilities
Trade payables	55	45
Short-term debt	28	79
Current portion of long-term debt	88	297
Unrealized loss from cross currency interest rate swaps	4
Payroll, profit sharing and related charges	23	15
Income taxes	39	18
Other	22	19

	259	473

Long-term liabilities
Long-term debt	1,315	569
Unrealized loss from cross currency interest rate swaps	82
Accrued liabilities for legal proceedings	159	104

	1,556	673

Commitments and contingencies (Note 13)

Shareholders' equity
Preferred shares, no par value, 280,000,000 shares
authorized, 85,911,046 shares issued	785	785
Common shares, no par value, 140,000,000 shares
authorized, 105,702,452 shares issued	1,053	1,053
Additional paid in capital	29	29
Treasury shares, at cost 2005 - 1,081,500 preferred shares;
2004 - 157,200 preferred shares	(13)	(2)
Appropriated retained earnings	60	60
Unappropriated retained earnings	571	440
Accumulated other comprehensive deficit
Cumulative translation adjustment	(603)	(867)
Net unrealized gains on available for sale securities,
net of tax of US$ 4	9

	1,891	1,498

Total liabilities and shareholders' equity	3,706	2,644

The accompanying notes are an integral part of the condensed consolidated financial information.

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim Statements of Income
(Unaudited)
In millions of U.S. dollars, except number of shares

	Three-month period		Nine-month period
	ended September 30		ended September 30

	2005	2004	2005	2004

Net operating revenue
Domestic sales: (net of sales taxes: three months to
September 2005 - US$ 48, 2004 - US$ 33;
nine months to September 2005 - US$ 129,
2004 - US$ 87)	148	140	398	374
Export sales	143	97	417	358

	291	237	815	732

Operating costs and expenses
Cost of sales	172	122	462	369
Selling and marketing	36	26	100	84
General and administrative	14	10	38	27
Other operating expenses, net	8	3	11	5

	230	161	611	485

Operating income	61	76	204	247

Non-operating income (expense)
Financial income	27	11	48	31
Financial expense	(32)	(19)	(75)	(54)
Foreign exchange gain and unrealized gain
on swaps, net	4	5	36	10

	(1)	(3)	9	(13)

Income before taxes on income and equity
in affiliates	60	73	213	234
Income tax expense
Current	(19)	(9)	(54)	(28)
Deferred	9	1	23	6

	(10)	(8)	(31)	(22)

Income before equity in affiliates	50	65	182	212
Equity in earnings of affiliates	10	5	31	23

Net income	60	70	213	235

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim Statements of Income
(Unaudited)
In millions of U.S. dollars, except number of shares	(continued)

	Three-month period		Nine-month period
	ended September 30		ended September 30

	2005	2004	2005	2004

Net income applicable to preferred stock	28	33	100	111
Net income applicable to common stock	32	37	113	124

Net income	60	70	213	235

Basic and diluted earnings per ADS - in U.S. dollars
Preferred	0.33	0.39	1.18	1.30
Common	0.30	0.35	1.07	1.18

Weighted average number of shares outstanding
(thousand)
Preferred	85,451	85,773	85,451	85,773
Common	105,702	105,702	105,702	105,702

The accompanying notes are an integral part of the condensed consolidated financial information.

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim Statements of Cash Flows
(Unaudited)
In millions of U.S. dollars

	Three-month period		Nine-month period
	ended September 30		ended September 30

	2005	2004	2005	2004

Cash flows from operating activities
Net income	60	70	213	235
Adjustments to reconcile net income to cash provided
by operating activities
Foreign exchange gain and unrealized gain
on swaps, net	(4)	(5)	(36)	(10)
Equity in earnings of affiliates	(10)	(5)	(31)	(23)
Deferred income tax	(9)	(1)	(23)	(6)
Depreciation and depletion	35	22	87	64
Loss on disposal of property, plant and equipment	6	2	7	4
(Decrease) increase in assets
Trade accounts receivable	(11)	5	9	1
Inventories	1	(21)	(15)	(27)
Other assets	12	(8)	(11)	(31)
Increase (decrease) in liabilities	(8)	(28)	(19)	8

Net cash provided by operating activities	72	31	181	215

Cash flows from investing activities
Purchase of held-to-maturity investments, net
of proceeds from sale		(58)	6	(39)
Purchase of available for sale securities, net of proceeds
from sales and matured securities	(4)		(66)
Acquisition of an interest in affiliate (Note 3)			(275)
Interest on equity and dividends received	1		11	14
Acquisition of property, plant and equipment	(59)	(49)	(155)	(149)

Net cash used in investing activities	(62)	(107)	(479)	(174)

Cash flows from financing activities
Short-term debt	(53)	29	(68)	20
Third parties long-term debt
Issuances	170	136	874	283
Repayments	(19)	(227)	(296)	(445)
Related parties long-term debt
Issuances	10		31	46
Repayments	(10)	(8)	(29)	(22)
Sales (acquisition) of treasury shares	(13)	1	(11)	(2)
Dividends paid			(82)	(77)

Net cash provided by (used) in financing activities	85	(69)	419	(197)

Effect of exchange rate changes on cash and
cash equivalents	(45)	16	2	(4)

Net increase (decrease) in cash and cash equivalents	50	(129)	123	(160)

Cash and cash equivalents at beginning of period	224	259	151	290

Cash and cash equivalents at end of period	274	130	274	130

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim Statements of Cash Flows
(Unaudited)
In millions of U.S. dollars	(continued)

	Three-month period		Nine-month period
	ended September 30		ended September 30

	2005	2004	2005	2004

Supplemental cash flow information

Cash paid during the period for
Income tax	10	7	33	22
Interest	15	62	43	93

The accompanying notes are an integral part of the condensed consolidated financial information.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2005 and 2004
In millions of U.S. dollars, except number of shares

1 Our Business

Votorantim Celulose e Papel S.A. and its subsidiaries ("VCP" or "we") is a limited liability company constituted in accordance with the laws of the Federative Republic of Brazil and headquartered in the state of São Paulo.

We produce eucalyptus pulp which we use in our own integrated paper manufacturing facilities or, to a lesser extent, sell in the domestic and foreign markets. We also have forestry operations which produce the pulp wood required for our production. Our business has experienced, and is likely to continue to experience, cycles relating to available industry capacity and general industry economic conditions. Our sales (volumes and prices) are affected by such conditions which are beyond our control. We are a member of the Votorantim Group, which has other interests in Brazil and abroad, principally in cement, metallurgy, agribusiness, chemicals and financial services.

Our preferred shares are traded on the São Paulo Stock Exchange under the symbol "VCPA4." Our American Depositary Shares ("ADSs") are traded on the New York Stock Exchange under the symbol "VCP".

2 Condensed Accounting Policies

(a) Basis of presentation and translation

The financial information has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

The condensed consolidated financial information as at and for the three and nine-month periods ended September 30, 2005 and 2004 are unaudited. However, this condensed financial information includes all adjustments consisting of normal recurring adjustments which, in the opinion of our management, are necessary for a fair presentation of our consolidated financial position, results of operations and cash flows for the interim periods presented.

The condensed financial information should be read in conjunction with our financial statements prepared for the year ended December 31, 2004. Our results for the nine-months period ended September 30, 2005 are not necessarily indicative of the results be reported by us for the entire year ending December 31, 2005.

The accounting policies adopted in preparing this unaudited financial information are consistent with those used by us in the preparation of our audited financial statements for the year ended December 31, 2004.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2005 and 2004
In millions of U.S. dollars, except number of shares

Our balance sheet at December 31, 2004 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

Our consolidated financial statements include the accounts of VCP and our directly and indirectly controlled subsidiaries: VCP Exportadora e Participações S.A. ("VEP"), VCP Florestal Ltda. (merged into VCP on January 1, 2005), St. Helen Holding III B.V., Normus Emprendimentos e Participações Ltda., Newark Financial Inc. ("Newark"), VCP North America Inc., VCP Trading N.V. and VCP Overseas Holding KFT, all of which are wholly owned. Significant intercompany accounts and transactions have been eliminated in the consolidation. The 12.35% owned equity investee, Aracruz Celulose S.A. ("Aracruz"), in which we acquired our interest during 2001 and our 50% owned equity investees, Voto - Votorantim Overseas Trading Operations N.V. ("VOTO"), Voto - Votorantim Overseas Trading Operations II Limited. ("VOTO II") and Voto - Votorantim Overseas Trading Operations IV Limited ("VOTO IV") respectively, are accounted for using the equity method.

On March 31, 2005, Ripasa Participações S.A. ("Ripar") a joint venture in which we own 50%, acquired a 46.06% interest in the total capital and 77.59% interest in the voting capital of Ripasa S.A. Celulose e Papel ("Ripasa"), a Brazilian pulp and paper producer. We account for our interest in Ripar following the equity method of accounting using financial information as of one month before the end of the current quarter.

The U.S. dollar amounts for the periods presented have been remeasured (translated) from the Brazilian currency amounts (real - R$) in accordance with the criteria set forth in Statement of Financial Accounting Standards (SFAS) 52. We have translated all assets and liabilities into U.S. dollars at the current exchange rate (September 30, 2005 - R$ 2.2222 : US$ 1.00; December 31, 2004 - R$ 2.6544 : US$ 1.00), and all accounts in the statement of income and cash flows at the average rates of exchange in effect during the period (September 30, 2005 - R$ 2.4974 : US$ 1.00; September 30, 2004 - R$ 2.9730 : US$ 1.00) . The translation adjustments are made directly to the cumulative translation adjustment ("CTA") account in shareholders' equity.

(b) Revenues and expenses

We recognize revenue and associated costs of sales at the time our products are shipped. Our customers that purchase on credit agree to payment terms that effectively include finance charges. The finance charge on each sale is the difference between the amount the customer agrees to pay at the due date and the cash sale price. The finance charges are recognized over the payment period and are included in financial income.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2005 and 2004
In millions of U.S. dollars, except number of shares

Shipping and handling costs are charged to selling and marketing expenses and totaled US$ 17 and US$ 12 in the three months ended September 30, 2005 and 2004, respectively, and US$ 55 and US$ 44 in the nine months ended September 30, 2005 and 2004, respectively.

(c) Recoverability of our long-lived assets

We review our property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. The reviews are carried out at the lowest level of groups of assets to which we are able to attribute identifiable largely independent future cash flows. Asset groups are forestry projects or production facilities for paper and pulp. We adjust the net book value of the underlying assets if the sum of the expected future cash flows is less than book value. These reviews to date have not indicated the need to recognize any impairment losses and have been performed following the criteria in SFAS no. 144 "Accounting for the impairment or disposal of long-lived assets".

An impairment provision was determined in the fourth quarter of 2002 based on the market price of US$ 18.56 for the Aracruz ADRs held on December 31, 2002 of US$ 136 (gross of deferred income tax effects of US$ 46) which was charged directly to income. On September 30, 2005, the market price for the Aracruz ADRs was US$ 40.58.

(d) Recently issued accounting pronouncements not yet adopted

The Financial Accounting Standards Board ("FASB") issued the following pronouncements:

• In November 2004, the FASB issued SFAS no. 151, Inventory Costs an amendment of ARB no. 43, Chapter 4, which amends Chapter 4 of ARB no. 43 that addresses inventory pricing. This statement clarifies the accounting for abnormal amounts of idle facility expenses, freight, handling costs, and spoilage. Under previous guidance, paragraph 5 of ARB no. 43, chapter 4, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs that are considered to be "so abnormal" are treated as current period charges. This statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal". In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement shall be effective prospectively for inventory costs incurred during fiscal years beginning after June 15, 2005. Management is currently analyzing the requirements of this new statement to determine the impact that its adoption will have on VCP's financial position, results of operations or cash flows.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2005 and 2004
In millions of U.S. dollars, except number of shares

• In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards no. 153, "Exchanges of Nonmonetary Assets - an amendment of APB Opinion no. 29" ("SFAS 153"), which amends Accounting Principles Board Opinion no. 29, "Accounting for Nonmonetary Transactions" to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. Management will apply this statement in the event that exchanges of nonmonetary assets occur in fiscal periods beginning after June 15, 2005.

3 Investments in an Affiliate

On November 10, 2004, we signed an agreement to acquire an interest in Ripasa through a venture with Suzano Bahia Sul Papel e Celulose S.A. ("Suzano"). The agreement was consummated on March 31, 2005 when Ripar was constituted by VCP and Suzano upon each contributing US$ 275 in exchange for equal shareholder rights and responsibilities, including equal direct and indirect holdings in the capital of Ripasa.

On March 31, 2005, Ripar acquired and paid for 129,676,966 common shares and 41,050,819 preferred shares of Ripasa, representing 77.59% of the voting stock and 46.06% of the total stock, the reais equivalent, at that date, of US$ 550.

Pursuant to the November 10, 2004 agreement, VCP and Suzano have a call option to acquire 37,449,084 common shares and 12,388,719 preferred shares of Ripasa, representing 22.41% of the voting stock and 13.45% of the total stock for a twelve month period starting on the fifth anniversary of the closing date, for the reais equivalent, at that date, of US$ 160 plus interest. The shareholders of Ripasa who are party to the agreement have a put option which may require Ripar to acquire all their common and preferred shares during a period of five years from the closing date.

The shareholder agreement between VCP and Suzano provides for certain rights of first refusal in relation to their respective interest in Ripar. Following a restructuring of Ripasa, the remaining minority shareholders are expected to be issued a tender offer to exchange their shares for shares of VCP and Suzano. This transaction is being analyzed by Brazilian antitrust authorities and is subject to their review and approval.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2005 and 2004
In millions of U.S. dollars, except number of shares

On July 20, 2005, the Boards of Directors of VCP, Suzano and Ripasa, approved the corporate restructuring that would allow Ripasa's minority shareholders to exchange their interests in Ripasa to VCP and Suzano stock, in equal parts.

The restructuring involves two phases: (i) the merger of Ripasa shares into Ripar and (ii) the distribution of assets to VCP and Suzano, in equal parts. The restructuring will be submitted for approval at the general meetings of the respective companies. At the completion of the restructuring, Ripasa's minority shareholders will become shareholders in VCP and Suzano, in accordance with the Protocol and Justification of Share Merger and Distribution ("Protocol") that VCP, Suzano, Ripasa and Ripar executed on July 20, 2005.

This transaction is being analyzed by Brazilian antitrust authorities and is subject to their review and approval.

On August 29, 2005, the Extraordinary General Meeting of Ripasa, which had been called to discuss the proposal, was suspended through on injunction without any decisions have been taken. The companies are pursuing legal measures to assume the shareholders meeting is reconvened, as soon as possible, with the objective of implementing the restructuring program.

4 Receivables Securitization Fund

Top Print Plus is a special purpose receivables securitization fund, incorporated on March 31, 2005 for an indeterminate period and managed by Bradesco Asset Management. The purpose of the fund is to acquire trade receivables of the Company and its subsidiaries, arising from the sale of products to their customers.

Since its incorporation and through September 30, 2005 Top Print Plus has been wholly-owned by the Company and its subsidiaries and, therefore, has been consolidated in these financial statements. As of September 30, 2005, the capital structure of the fund is composed of 53% senior quotas held by VEP and 47% subordinated quotas held by VCP. At September 30, 2005, proceeds from the receivables securitization assignments totaled US$ 14.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2005 and 2004
In millions of U.S. dollars, except number of shares

5 Inventories

	September	December
	30, 2005	31, 2004

	(Unaudited)

Finished products	78	57
Work in process	9	7
Raw materials and supplies	85	63
Imports in transit and other	2	3

	174	130

6 Property, Plant and Equipment

	September	December
	30, 2005	31, 2004

	(Unaudited)

Land	146	114
Buildings	145	113
Machinery, equipment and installations	1,443	1,136
Forests	320	272
Other	179	156
Construction in process	91	78

	2,324	1,869
Accumulated depreciation and depletion	(532)	(426)

	1,792	1,443

7 Income Taxes

Income taxes in Brazil include federal income tax and social contribution. The composite tax rate on adjusted taxable income is 34%. From 2001 to 2004 we elected to calculate and pay our income taxes based on the provisions of REFIS (an estimated tax basis which is based on a percentage of net sales adjusted by financial income and other income). As from 2005, taxes on income are based on adjusted taxable income determined under Brazilian tax regulations.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2005 and 2004
In millions of U.S. dollars, except number of shares

	September	December
	30, 2005	31, 2004

	(Unaudited)

Deferred tax assets
Tax effects on impairment of investee (Note 2(c))	46	46
Tax loss carryforwards	30	18
Cross currency interest rate swap contracts	12	12
Other provisions	16	3

Total deferred tax asset	104	79

Deferred tax liabilities
Tax effects on unrealized gains of available
for sales securities	(4)
Accelerated depreciation and other US GAAP adjustments	(37)	(36)

Total deferred tax liability	(41)	(36)

Net deferred tax asset	63	43

Less: current portion	(24)

Non-current portion	39	43

8 Short-term Debt

Short-term debt represents commitments under recourse provisions to honor export receivables transferred to banks accounted for as secured borrowings (ACEs), bearing an annual average interest rate of 5.10% at September 30, 2005. Historically, we have not incurred significant losses in connection with such recourse provisions.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2005 and 2004
In millions of U.S. dollars, except number of shares

9 Long-term Debt

	Interest rate
	at September	September	December
	30, 2005 - %	30, 2005	31, 2004

		(Unaudited)
Third parties
In U.S. dollars
Export credits (pre-payment)	LIBOR + 1.46	965	444
Syndicated bank loan			88
Export credits (ACCs)			3
Others	7.75	1

Total third parties		966	535

Related parties
In U.S. dollars
VOTO II loan			125
VOTO III loan	7.87	42	47
VOTO IV loan	7.75	204

		246	172

In reais
Banco Nacional de Desenvolvimento
Econômico e Social (BNDES)
TJLP	TJLP + 3.00	164	132
UMBNDES	12.64	27	27

Total related parties		437	331

Total debt		1,403	866

Less: current portion		(88)	(297)

Long-term portion		1,315	569

Notes:	•	LIBOR = London Interbank Offered Rate. The LIBOR rate was 4.23% per annum at September 30, 2005.
	•	TJLP = "Taxa de Juros a Longo Prazo", a long-term interest rate fixed quarterly by the Brazilian Central Bank. At September 30, 2005, the TJLP rate was 9.75% per annum.
	•	UMBNDES: Weighted-average exchange rate on basket of currencies, predominantly U.S. dollars, held by BNDES.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2005 and 2004
In millions of U.S. dollars, except number of shares

(a) Export credits

In July 2005, we signed an Export Prepayment contract with Santander Central Hispano London Branch for US$ 100 at LIBOR plus 1.58% . Payments are due through 2012 in instalments to match export shipments. The financings are guaranteed by export contracts

In May 2005, we signed an Export Prepayment contract with ING Bank N.V. and Bayerishe Hypo und Vercinsbank for US$ 50 at LIBOR plus 1.5% and US$ 100 at LIBOR plus 1.49%, respectively. Payments are due through 2012 in instalments to match export shipments. The financings are guaranteed by export contracts.

In March 2005, we signed an Export Prepayment Agreement with a pool of banks in the aggregate amount of US$ 300 at LIBOR plus 1.63% . Payments are due through 2012 in instalment to match export shipments. We utilized US$ 275 to finance the acquisition of our investment in Ripasa and the financings are guaranteed by export contracts by the borrowers, VCP and VEP. VCP is the primary obligor and has unconditionally and irrevocably agreed that if payments are not made, VCP will pay the lenders, which are ABN Amro Bank, Banco Santander Central Hispano and BNP Paribás, such outstanding amounts at the due date.

In May and July 2004, we signed an Export Prepayment Agreement and an Offshore Facility Agreement with a pool of banks in the aggregate amount of US$ 350 at LIBOR plus 2.00% due through 2011 in instalments to match export shipments. The funds were released in 2004. We utilized US$ 125 to refinance export credit prepayment which was to fall due in 2006. The financings are guaranteed by export contracts by the borrowers, which are VEP and VCP Trading N.V. VCP is the primary obligor and has unconditionally and irrevocably, agreed that if the borrowers fail to make any payments, we will pay to the lenders, which are ABN Amro Bank N.V., Banco Santander Central Hispano and Banco Bradesco S.A., such outstanding amounts at the due date.

(b) Syndicated bank loan

In October 2001, our wholly owned subsidiary VEP, through its wholly owned subsidiary Newark, received a bridge financing of US$ 370 to finance the acquisition of our interest in Aracruz.

On May 23, 2002, VCP Trading N.V. and VCP North America Inc., two wholly owned subsidiaries of Newark, entered into a US$ 380 credit agreement with ABN Amro Bank N.V.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2005 and 2004
In millions of U.S. dollars, except number of shares

All of the proceeds from the credit agreement were advanced to Newark (US$ 304 by VCP Trading and US$ 76 by VCP North America) as a prepayment trade financing between Newark, VCP Trading and VCP North America. Newark used the proceeds from these advances to pay in full the bridge financing and to make certain payments in connection with the credit agreement. The obligations of VCP Trading and VCP North America under the credit agreement were guaranteed directly or indirectly by Newark, VEP and us. The loans under the credit agreement were secured by liens on certain collateral, including receivables arising under agreements entered into by Newark, VCP Trading and VCP North America with their respective customers for the sale of certain products. Beginning in June 2003, we started paying monthly interest of US$ 16. The loan was fully repaid in May 2005.

(c) BNDES

On May 20, 2005, we signed a financing agreement with BNDES for a total equivalent to US$ 93 (at the June 30, 2005 exchange rate) for the purpose of financing forests. Part of the loan, equivalent to US$ 79, bears interest at TJLP plus 4.5% per annum. The remaining balance is indexed by the UMBNDES plus 4.5% per annum and carries annual interest of 12.64% . This financing will mature in July 2015. VCP has drawn down US$ 30 to date.

(d) VOTO II loan

On July 28, 2003 together with Votorantim Participações ("VPAR"), we jointly formed VOTO II, a 50% affiliated company based in the Cayman Islands, for the sole purpose of raising funds. VOTO II issued US$ 250 5.75% Bonds due in June 2005 in the international market, under Regulation S and on-lent US$ 125 to each of St. Helen III (our consolidated subsidiary) and to St. Helen II. Together with VPAR and Cimento Rio Branco S.A., a company also under common control of our shareholder VPAR, we were the guarantors for this operation.

The funds on-lent to St. Helen III were utilized to redeem part of the US$ 203 debt that was contracted in 2002 with ABN Amro Bank N.V. The loan was fully repaid by St. Helen III to VOTO II on June 27, 2005 with the proceeds of the loan from VOTO IV described below.

(e) VOTO III loan

On January 16, 2004 VPAR formed VOTO III, a company based in the Cayman Islands, for the sole purpose of raising funds. VOTO III issued US$ 300, 7.87% Bonds due 2014 in the international markets. We received 15% of total amount issued or US$ 45. We are the guarantors for this operation, limited to 15% of the entire operation.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2005 and 2004
In millions of U.S. dollars, except number of shares

(f) VOTO IV loan

On June 24, 2005 Voto Votorantim Overseas Trading Operations Limited IV ("VOTO IV"), a wholly-owned subsidiary of VPAR, issued US$ 400 7.75% Fixed Rate Notes Due 2020 in the international markets, under Regulation 144A and Regulation S. VCP is a guarantor of 50% of the debt issued by VOTO IV and in turn received US$ 200 of the proceeds. On September 6, 2005, we acquired a 50% interests in VOTO IV and together with VPAR we were the guarantors for this operation

From the proceeds of US$ 200, US$ 125 was used by St. Hellen III to repay the debt incurred with VOTO II. The remaining US$ 75 was temporarily invested in marketable securities.

(g) Other guarantees

The BNDES loans are secured by property, plant and equipment and a lien on certain land and personal guarantees of an owner of Hejoassu Administração Ltda., our ultimate parent company.

(h) Long-term debt maturities

At September 30, 2005, the long-term position of long-term debt maturities is as follows:

2006	12
2007	64
2008	97
2009	190
2010	478
After 2011	474

1,315

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2005 and 2004
In millions of U.S. dollars, except number of shares

10 Related Parties

Balances with related parties are as follows:

	Nature and business	September	December
	purpose of transactions	30, 2005	31, 2004

		(Unaudited)

Cash, cash equivalents, available for sale	Surplus cash funds invested
and held-to-maturity investments	with Group financial institution
Votorantim Group
Banco Votorantim S.A.		549	336
VOTO III bonds			14

Unrealized gains (losses) from cross-	Arising from swap contract
currency interest rate swaps	transactions in which the
Votorantim Group	Group financial institution
Banco Votorantim S.A.	acts as counter-party	(82)	27

Long-term loans from related parties	Loans from related parties
Votorantim Group
VOTO II			125
VOTO III		42	47
VOTO IV		204
BNDES (shareholder)		191	159

Suppliers from related parties
	Purchases of wood, pulp and
Ripasa S.A. Celulose e Papel	paper	1

11 Marketable Securities, Financial
Instruments and Derivatives

The fair values of our cross-currency and interest rate swap contracts were estimated based on quoted market prices of comparable contracts. At September 30, 2005 and December 31, 2004 the notional amounts of our outstanding cross-currency interest rate swap contracts were US$ 509 and US$ 259, respectively, and their fair values were loss of US$ 86 and a gain of US$ 47, respectively.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2005 and 2004
In millions of U.S. dollars, except number of shares

The carrying amounts and fair values of our financial instruments were as follows:

	September 30, 2005		December 31, 2004

		(Unaudited)
	Carrying		Carrying
	amount	Fair value	amount	Fair value

Cash and cash equivalents	274	274	151	151
Held-to-maturity investments
VOTO III bonds			14	15
Brazilian Government Bonds
denominated in U.S. dollars			223	313
Foreign Government Bonds
denominated in reais			41	41
Available for sale securities
Securities tradable	187	187
Brazilian Government Bonds
denominated in U.S. dollars	147	147
Credit linked notes	30	30
Foreign Government Bonds
denominated in reais	56	56
Unrealized gains (losses) from cross
currency interest rate swaps	(86)	(86)	47	47
Short-term debt	28	28	79	79
Long-term debt	1,403	1,404	866	873

Due to requirements to fund future investments in our operations and the call option agreement to acquire additional shares of Ripasa, we have reviewed the classification of the entire security portfolio classified as held-to-maturity in the second quarter of 2005. At the time we invested in these securities, and in each reporting period through that date, our intention had been to hold them through maturity. As a result of our review, we reclassified the full portfolio to the "Available-for-sale" in the second quarter of 2005. Upon the transfer, securities were adjusted to their fair values and the difference between the carrying amounts of the securities at the date of transfer and their fair value as of such date was recognized, net of the related tax effects, in "Net unrealized gains on available for sale securities" directly in shareholders' equity.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2005 and 2004
In millions of U.S. dollars, except number of shares

12 Segment Information

	Three-month period ended September 30

	(Unaudited)

	2005		2004

	Pulp	Paper	Pulp	Paper

Revenues from external customers	110	181	75	162
Intersegment revenues	64		56
Segment operating income	31	30	37	39

	Nine-month period ended September 30

				(Unaudited)

	2005		2004

	Pulp	Paper	Pulp	Paper

Revenues from external customers	324	491	273	459
Intersegment revenues	190		153
Segment operating income	130	74	135	112

At September 30, 2005 pulp and paper segment total assets had increased by US$ 244 and US$ 105, respectively, from amounts reported at December 31, 2004. In the three month period ended September 30, 2005, acquisitions of property, plant and equipment totaled US$ 43 for pulp and US$ 16 for paper.

13 Commitments and Contingencies

We are party to certain legal proceedings in Brazil arising in the normal course of business, and have made provisions when we believe that we can reasonably estimate probable losses. In connection with some of these proceedings we have made deposits (included in other non-current assets - other in our balance sheet) which will only be released to income upon a judgment in our favor. The provision for tax and other litigation and the deposits are as follows:

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2005 and 2004
In millions of U.S. dollars, except number of shares

	September 30, 2005		December 31, 2004

		(Unaudited)

Type of proceeding	Deposits	Provisions	Deposits	Provisions

Tax-related	30	144	24	93
Civil-related		4		4
Labor-related	4	11	2	7

	34	159	26	104

We have long-term "Take-or-Pay" contracts with suppliers of energy, transportation, diesel fuel and chemical products for periods up to 13 years. The contractual obligations in connection with such contracts are approximately US$ 36 per year.

We provide guarantees to banks, not in excess of 180 days, which finance sales to certain of our selected customers. We recognize revenue on these sales at the time our products are delivered which is the time we transfer title to our customers. Under these "vendor programs" we are the secondary obligor to the bank and monitor the amount due from the customer to the bank. We periodically review the adequacy of our allowance for estimated losses and adjust our allowance accordingly. At September 30, 2005, customer guarantees provided by us totaled US$ 47, including interest (US$ 71 at December 31, 2004). Our guarantees are usually secured by the personal guarantee of the customer's owner.

14 Shareholders' Equity

On October 18, 2004, the Extraordinary General Meeting approved the following proposals:

(a) Increase of subscribed capital stock, from US$ 1,320 to US$1,838, by means of capitalization of part of unappropriated retained earnings without issue of new shares.

(b) A reverse stock split dividing the entire subscribed capital of VCP, by 200 resulting in 191,613,498 shares, of which 105,702,452 are shares of common stock and 85,911,046 are shares of preferred stock.

(c) A reverse split of our American Depositary Receipts (ADRs) traded on the New York Stock Exchange, each of which had previously represented 500 preferred shares, to represent one preferred share per ADS.

Votorantim Celulose e Papel S.A.

Notes to the Condensed Consolidated Interim
Financial Information for the Three and Nine-month
Periods Ended September 30, 2005 and 2004
In millions of U.S. dollars, except number of shares

We have retroactively adjusted all share and ADS data to take account of the reverse split.

Following the summary of the changes in shareholders' equity:

	Nine -month	For the
	period ended	year ended
	September	December
	30, 2005	31, 2004

	(Unaudited)

Shareholders' equity at beginning of period/year	1,498	1,185

Treasury shares - preferred shares sold (purchased)	(11)	(1)
Dividends	(82)	(104)
Net income	213	303
Net realized gains on available-for-sales securities of affiliate		1
Net unrealized gains on available-for-sales securities	9
Cumulative translation adjustments	264	114

Shareholders' equity at end of period/year	1,891	1,498

15 Comprehensive Income

Total comprehensive income is comprised of:

	Three-month period		Nine-month period
	ended September 30		ended September 30

		(Unaudited)		(Unaudited)

	2005	2004	2005	2004

Net income	60	70	213	235
Translation adjustments	90	104	264	13
Unrealized gains (losses) on available
for sale securities, net of tax	(2)		9

Comprehensive income	148	174	486	248

*   *   *

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 17, 2005

VOTORANTIM PULP and PAPER INC. (Registrant)

By:	/s/ Valdir Roque

	Name:	Valdir Roque
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.